{THIS CONFORMING PAPER FORMAT DOCUMENT IS BEING SUBMITTED}
                   {PURSUANT TO RULE 901(d) OF REGULATION S-T}

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*
                             Ranger Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    752907105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                John N. Turitzin
                                Battle Fowler LLP
                               75 East 55th Street
                            New York, New York 10022
                                 (212) 856-7000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)



                                 April 11, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

 .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

480120.1

                  This statement ("Amendment No. 2") amends and supplements the
Schedule 13D dated March 20, 1997, which was originally filed with the Securities and Exchange Commission on that date, and subsequently amended on March 27, 1997 (the "Schedule 13D," which term includes such schedule as originally filed and as amended previously and hereby, unless the context otherwise requires), on behalf of the persons identified therein (the "Reporting Persons") with respect to the ownership of the common stock, $0.01 par value, of Ranger Industries, Inc., a Connecticut corporation (the "Company").

Item 4.  Purpose of Transaction.

Item 4 is amended by adding at the end thereof the following:

                  On April 11, 1997, PGI, one of the Reporting Persons, instituted an action in the Connecticut Superior Court (the "Superior Court"), Judicial District of Fairfield at Bridgeport, against the Company and the members of its Board of Directors -- James B. Rubin, James Berman and Duncan N. Darrow. The complaint seeks (i) the order of the Superior
Court decreeing that an annual meeting of the shareholders of the Company be scheduled pursuant to Section 33-697(a) of the Connecticut General Statutes and
(ii) ancillary relief which includes the right to inspect and copy the shareholder list of the Company. In connection with the foregoing, PGI also filed a Motion for Summary Order and Temporary Mandamus with the Superior Court requesting an order decreeing that the Company (i) hold an annual meeting of its shareholders and (ii) provide PGI with access to the Company's shareholder list.

Item 7.  Material to be Filed as Exhibits.

         *Exhibit I -- Filing agreement dated March 19, 1997, among the Reporting Persons.

         *Exhibit II -- Preliminary soliciting material filed with the
                        Securities and Exchange Commission on March 27, 1997.

--------
*        Previously filed.

480120.1

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 1997                         PURE GROUP, INC.


                                               By:   /s/ Isaac Perlmutter
                                                     --------------------
                                                         Name:  Isaac Perlmutter
                                                         Title:  President

                                               TANGIBLE MEDIA, INC.

                                                                 *
                                              By:
                                                     ------------------------
                                                         Name:  Mitchell Boden
                                                         Title: President


                                               KIDBEST LIMITED
                                                                 *
                                               By:
                                                     ------------------------
                                                        Name:  Cheng Hsieh
                                                        Title: Executive Officer

                                                                 *
                                                     ------------------------
                                                            Joseph M. Ahearn

                                                                 *
                                                     ------------------------
                                                            Robert M. Grosser


                                                                 *
                                                     ------------------------
                                                                 Morton Handel

                                                                 *
                                                     ------------------------
                                                                 Cheng Hsieh



                                               *By:    /s/ Isaac Perlmutter
                                                     ------------------------
                                                       Isaac Perlmutter, Pro Se
                                                       and Attorney-In-Fact

                                                        480120.1